EXHIBIT 1

     The Company expects to report revenue of approximately $17,000 for the three months ended September 30, 2003, as compared to revenue of approximately $21,000 for the three months ended September 30, 2002. This decrease is attributable to less royalty revenue being earned by the company during the quarter.

     The Company expects to report operating expenses of approximately $302,000 for the three months ended September 30, 2003, as compared to operating expenses of approximately $9 million for the three months ended September 30, 2002. This decrease in operating expenses is primarily attributable to the sale of a business unit on June 18, 2003.

     The Company expects to report earnings from operations of approximately $1.6 million for the three months ended September 30, 2003, as compared to a loss from operations of approximately $9.4 million for the three months ended September 30, 2002. The gain is attributable to the sale of a business unit on June 18, 2003.

     The Company expects to report net earnings per share of $0.06 for the three months ended September 30, 2003, as compared to a net loss per share of $(0.54) for the three months ended September 30, 2003. The per-share earnings is attributable to the sale of a business unit on June 18, 2003.